Filed Pursuant to Rule 424(b)(3)
Registration No. 333-205893

MVP REIT II, INC.
SUPPLEMENT NO. 3 DATED JANUARY 19, 2016
TO THE PROSPECTUS DATED OCTOBER 22, 2015

This document supplements, and should be read in conjunction with, our prospectus dated October 22, 2015 relating to our offering of up to $550,000,000 in shares of our common stock, as supplemented by Supplement No. 1 dated December 3, 2015 and Supplement No. 2 dated January 8, 2016. Terms not otherwise defined herein have the same meanings as set forth in our prospectus.

The purpose of this supplement is to disclose:

    · an update regarding recent U.S. federal income tax legislation.

Recent U.S. Federal Income Tax Legislation

The following disclosure should be read in conjunction with, and supplements as appropriate, the disclosures contained in the section of our prospectus titled “Material U.S. Federal Income Tax Considerations.”

On December 18, 2015, President Obama signed into law the Consolidated Appropriations Act, 2016, an omnibus spending bill, with a division referred to as the Protecting Americans From Tax Hikes Act of 2015 (the “Act”), which includes a number of important provisions affecting taxation of REITs and REIT shareholders.

Reduction in Permissible Holdings of TRS Securities.  For taxable years beginning after 2017, the percentage of a REIT’s total assets that may be represented by securities of one or more TRSs is reduced from 25% to 20%.

Prohibited Transaction Safe Harbors.  REITs are subject to a 100% tax on net income from “prohibited transactions,” i.e., sales of dealer property (other than “foreclosure property”).  These rules also contain safe harbors under which certain sales of real estate assets will not be treated as prohibited transactions.  One of the requirements for the current safe harbors is that (I) the REIT does not make more than seven sales of property (subject to specified exceptions) during the taxable year at issue, or (II) the aggregate adjusted bases (as determined for purposes of computing earnings and profits) of property (other than excepted property) sold during the taxable year does not exceed 10% of the aggregate bases in the REIT’s assets as of the beginning of the taxable year, or (III) the fair market value of property (other than excepted property) sold during the taxable year does not exceed 10% of the fair market value of the REIT’s total assets as of the beginning of the taxable year.  If a REIT relies on clause (II) or (III), substantially all of the marketing and certain development expenditures with respect to the properties sold must be made through an independent contractor.  A number of changes are made to the safe harbors:

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For taxable years beginning after December 18, 2015, clauses (II) and (III) are liberalized to permit the REIT to sell properties with an aggregate adjusted basis (or fair market value) of up to 20% of the aggregate bases in (or fair market value of) the REIT’s assets as long as the 10% standard is satisfied on average over the three-year period comprised of the taxable year at issue and the two immediately preceding taxable years.

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For taxable years beginning after 2015, for REITs that rely on clauses (II) or (III), a TRS may make the marketing and development expenditures that previously had to be made by independent contractors.

Amendments To Preferential Dividend Rules.  For distributions in taxable years beginning after 2014, the preferential dividend rules do not apply to “publicly offered REITs,” i.e., REITs that are required to file annual and periodic reports with the SEC under the Securities Exchange Act of 1934.  We are a publicly offered REIT.

Limitations on Designations of Dividends by REITs.  The aggregate amount of dividends that may be designated by a REIT as qualified dividends or capital gain dividends will not exceed the dividends actually paid by the REIT.  In addition, the Secretary of the Treasury is authorized to prescribe regulations or other guidance requiring proportionality of the designation of particular types of dividends.  These provisions are effective for distributions in taxable years beginning after 2015.

Debt Instruments of Publicly Offered REITs and Mortgages Treated as Real Estate Assets.  Debt instruments issued by publicly offered REITs (as defined above) will be treated as real estate assets for purposes of the 75% asset test.  The application of the gross income tests to REIT debt instruments, however, will not change.  For example, gain from the sale of debt of a publicly offered REIT will not be qualifying income under the 75% gross income test unless the debt is secured by real property.  Under a new asset test, not more than 25% of the value of a REIT’s assets may consist of debt instruments of publicly offered REITs.  These provisions are effective for taxable years beginning after 2015.

Asset and Income Test Clarification Regarding Ancillary Personal Property.  Under current law, rent attributable to personal property which is leased under, or in connection with, a lease of real property, is treated as rents from real property if the rent attributable to the personal property for the taxable year does not exceed 15% of the total rent for the taxable year for such real and personal property.  Under new Section 856(c)(9)(A), to the extent rent attributable to personal property is treated as rents from real property, the personal property will be treated as a real estate asset for purposes of the 75% asset test.  In the case of loans secured by both real and personal property, if the fair market value of the real property does not equal or exceed the “loan amount” at the time the REIT commits to make or acquire the loan, the loan is treated as a real estate asset only in part and interest income is treated as qualifying income for purposes of the 75% gross income test only in part.  New Section 856(c)(9)(B) provides that debt obligation secured by a mortgage on both real and personal property will be treated as a real estate asset for purposes of the 75% asset test, and interest thereon will be treated as interest on an obligation secured by real property, if the fair market value of the personal property does not exceed 15% of the fair market value of all property securing the debt.  Thus, there would be no apportionment for purposes of the asset tests or the gross income tests if the fair market value of personal property securing the loan does not exceed 15% of the fair market value of all property securing the loan.  These provisions are effective for taxable years beginning after 2015.

Hedging Provisions.  Under current law, income from hedging transactions that hedge certain REIT liabilities and currency risks are disregarded in applying the gross income tests.  Section 856(c)(5)(G) is amended to add a new category of disregarded hedging income for taxable years beginning after 2015: income from hedging transactions entered into to hedge existing hedging positions after a portion of the hedged indebtedness or property is disposed of.

Modification of REIT Earnings and Profits Calculation To Avoid Duplicate Taxation.  For taxable years beginning after 2015, the special earnings and profits rules in Section 857(d) are amended to ensure that shareholders will not be treated as receiving dividends from a REIT that exceed the earnings and profits of the REIT.

Treatment of Certain Services Provided by Taxable REIT Subsidiaries.  There are several new rules relating to services provided by TRSs, all of which are effective for taxable years beginning after 2015:

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As noted above, the prohibited transaction tax safe harbors are amended to permit a TRS to provide certain services regarding development and marketing of properties that only independent contractors have been permitted to provide.

●	TRSs will be permitted to operate foreclosure property without terminating the property’s status as foreclosure property.

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The 100% excise tax on non-arm’s length transactions between a REIT and its TRS is sometimes summarized as applying to all such non-arm’s length transactions but in fact only applies to “redetermined rents,” “redetermined deductions” and “excess interest.”  The 100% tax will also apply to “redetermined services income,” i.e., non-arm’s-length income of a REIT’s TRS attributable to services provided to, or on behalf of, the REIT (other than services provided to REIT tenants, which are potentially taxed as redetermined rents).

FIRPTA Changes.  A number of changes applicable to REITs are made to the FIRPTA rules for taxing non-U.S. persons on gains from sales of U.S. real property interests (“USRPIs”).

Exceptions from FIRPTA for Certain REIT Stock Gains and Distributions.  There are a number new exceptions to taxation under FIRPTA:

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Sales of Publicly Traded REIT Stock - While stock of equity REITs that are not domestically controlled REITs generally are USRPIs subject to tax under FIRPTA, under current law, stock of a publicly traded corporation (including a REIT) is not treated as a USRPI in the hands of a person who has not held more that 5% of the stock of corporation at any time during the applicable testing period.  For dispositions on or after December 18, 2015, the more than 5% threshold is increased to more than 10%.  We are not publicly traded.

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REIT Capital Gain Dividends - Similarly, for distributions on or after December 18, 2015, the current stock ownership threshold for the rule in Section 897(h)(1) recharacterizing publicly traded REIT dividends attributable to gains from dispositions of USRPIs as ordinary dividends is increased from more than 5% to more than 10%.  We are not publicly traded.

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Qualified Shareholders - Stock of a REIT held (directly or through partnerships) by a “qualified shareholder” will not be a USRPI, and capital gain dividends from such a REIT will not be treated as gain from sale of a USRPI, unless a person (other than a qualified shareholder) that holds an interest (other than an interest solely as a creditor) in such qualified shareholder owns, taking into account applicable constructive ownership rules, more than 10% of the stock of the REIT.  If the qualified shareholder has such an “applicable investor,” the portion of REIT stock held by the qualified shareholder indirectly owned through the qualified shareholder by the applicable investor will be treated as a USRPI, and the portion of capital gain dividends allocable to the applicable shareholder through the qualified investor will be treated as gains from sales of USRPIs.  For these purposes, a “qualified shareholder” is a foreign person which is in a treaty jurisdiction and satisfies certain publicly traded requirements, is a “qualified collective investment vehicle,” and maintains records on the identity of certain 5% owners.  A “qualified collective investment vehicle” is a foreign person that is eligible for a reduced withholding rate with respect to ordinary REIT dividends even if such person holds more than 10% of the REIT’s stock, a publicly traded partnership that is a withholding foreign partnership that would be a U.S. real property holding corporation if it were a U.S. corporation, or is designated as a qualified collective investment vehicle by the Secretary of the Treasury and is either fiscally transparent within the meaning of Section 894 or required to include dividends in its gross income but entitled to a deduction for distributions to its investors.  Finally, capital gain dividends and non-dividend redemption and liquidating distributions to a qualified shareholder that are not allocable to an applicable investor will be treated as ordinary dividends.  These changes apply to dispositions and distributions on or after December 18, 2015.

Determination of Domestically Controlled REIT Status.  Gain from sale of the stock of a domestically controlled qualified investment entity is not taxable under FIRPTA.  A REIT is a domestically controlled qualified investment entity if throughout the applicable testing period less than 50% of its stock was held directly or indirectly by non-U.S. persons.  There has been uncertainty regarding how domestically controlled status is determined, particularly what indirect ownership is taken into account.  Effective December 18, 2015, the following new rules will simplify such determination:

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In the case of a publicly traded REIT, a person holding less than 5% of a publicly traded class of stock at all times during the testing period is treated as a U.S. person unless the REIT has actual knowledge that such person is not a U.S. person.  We are not publicly traded.

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In the case of REIT stock held by a publicly traded REIT or certain publicly traded or open-ended regulated investment companies (“RICs”), the REIT or RIC will be treated as a U.S. person if the REIT or RIC is domestically controlled and will be treated as a non-U.S. person otherwise.

●	In the case of REIT stock held by a REIT or RIC not described in the previous rule, the REIT or RIC is treated as a U.S. person or a non-U.S. person on a look-through basis.

FIRPTA Exception for USRPIs Held by Foreign Retirement or Pension Funds.  “Qualified foreign pension funds” and entities that are wholly owned by a qualified foreign pension fund are exempted from FIRPTA and FIRPTA withholding.  For these purposes, a “qualified foreign pension fund” is any trust, corporation, or other organization or arrangement if (i) it was created or organized under foreign law, (ii) it was established to provide retirement or pension benefits to participants or beneficiaries that are current or former employees (or persons designated by such employees) of one or more employers in consideration for services rendered, (iii) it does not have a single participant or beneficiary with a right to more than 5% of its assets or income, (iv) it is subject to government regulation and provides annual information reporting about its beneficiaries to the relevant tax authorities in the country in which it is established or operates, and (v) under the laws of the country in which it is established or operates, either contributions to such fund which would otherwise be subject to tax under such laws are deductible or excluded from the gross income of such fund or taxed at a reduced rate, or taxation of any investment income of such fund is deferred or such income is taxed at a reduced rate.  This provision applies to dispositions and distributions after December 18, 2015.

Increase in Rate of FIRPTA Withholding.  For sales of USRPIs occurring 60 days after December 18, 2015, the FIRPTA withholding rate for sales of USRPIs and certain distributions increases from on 10% to 15%, except with respect to a sale of a personal residence (that is otherwise subject to FIRPTA) where the amount realized is $1 million or less.

No “Cleansed” REITs.  The so-called FIRPTA “cleansing rule” (which applies to corporations that no longer have any USRPIs and have recognized all gain on their USRPIs) will not apply to a REIT or a RIC or a corporation if the corporation or any predecessor was a REIT or a RIC during the applicable testing period.  This provision applies to dispositions on or after December 18, 2015.